Exhibit 99.1

Certain identified information has been excluded from the exhibit because it is both not material and is the type that the Company treats as private or confidential.

https://ohg.ie/go

GlobexUS Holdings Corp

Private Placement Offering

Subscription Booklet

Total Amount of the Offering:

Up To 500 shares @ $3,000 per share

$1,500,000 Offering

The securities offered hereby are speculative and involve a high degree of risk.

Minimum Purchase Price: $3,000

The Company will allow factional share purchases at it sole discretion

Non-U.S. Investors Only

May 2023

Legal Disclaimer: GlobexUS Holdings Corp is currently undertaking a private placement of the securities described in the accompanying transaction documents in reliance upon the exemption from registration provided by Regulation S of the Securities Act of 1933 (the “Securities Act”). Investing in the common stock of GlobexUS Holdings Corp is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See Exhibit D – Risk Factors to read about the more significant risks you should consider before buying the common stock of the Company.

CONFIDENTIAL

INSTRUCTIONS FOR COMPLETION OF SUBSCRIPTION BOOKLET

Prospective investors should read the transaction documents for this proposed investment in GlobexUS Holdings Corp (the “Company “), including the Purchase Agreement (the “Purchase Agreement”) and this Subscription Booklet (collectively, the “Transaction Documents “) prior to purchasing any shares in this Offering (as such terms are defined below). In particular, you should not construe the contents of the Transaction Documents as investment or legal advice. You should consult your bankers, counsel, accountants, tax experts and other advisors as to legal, tax, business, financial and related aspects of an investment in the shares. No representation or warranty is made as to whether, or the extent to which, the Shares constitute legal investments for investors whose investment authority is subject to legal restrictions. Such investors should consult their legal advisors regarding such matters.

The Company is offering (the “Offering”) up to a maximum of 500 shares of common stock (the “Share”) on a best-efforts basis (the “Offering”), at a price of $3,000 per Share; subject to increase to 2,000 shares of common stock at the Company’s sole option. The minimum subscription is $3,000.00 or one share.

Execution of this Subscription Booklet shall constitute execution of the Purchase Agreement. If you wish to invest in Company, this Subscription Booklet and the signature pages included herewith must be executed and returned to:

Brian Collins at GlobexUS Holding Corp. via email [*].

You should consult with an attorney, accountant, investment adviser or other adviser regarding an investment in the Company and its suitability for you. Investing in the Shares involves certain investment risks, including the possible loss of all your investment. All subscription documents must be completed correctly and thoroughly, or they will not be accepted. If you wish to invest, please complete, sign and return this Subscription Booklet and the relevant signature page contained herein.

☐	Section I - Important Notices and Certifications

☐	Exhibit A – Individual/Joint Investor Form(s)

☐	Exhibit B - Entity Investor Form(s)

☐	Exhibit C - Regulation S Acknowledgement Form

☐	Exhibit D - Risk Factors

☐	Exhibit E - Purchase Agreement

The purchase price for the Shares is exclusive of any costs incurred by an investor for legal, tax accounting or financial advice, including fees paid to his, her or its purchaser representative, if any.

Upon completing this Subscription Booklet and executing the signature pages contained herein, the subscription made by the investor will be irrevocable and, unless the subscription is rejected, or the Offering is withdrawn, the subscriber will become an investor in this Offering. The Company may reject, in whole or in part, any subscription and at any time, in their absolute discretion for any reason whatsoever, including but not limited to, failure to conform to the requirements of the Offering, insufficient documentation, or oversubscription of the Offering. Investors who participate in this Offering, will be required to deposit their funds directly to the Company. There is no minimum in this Offering, so there will be no continuing arrangements to place the funds in an escrow, trust or similar account, and all cleared funds will be available to the Company immediately.

Payment by Credit Card/PayPal or Wire

To purchase shares by credit card or PayPal please click the following link:

[*]

Wiring Instructions

[*]

Chase Bank Address:

[*]

Company Address:

GlobexUS Holdings Corp.

C/O Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor

New York, NY 10022

Phone: [*]

SECTION I

IMPORTANT NOTICES AND CERTIFICATIONS

NOTICES

●	Your Subscription Booklet is comprised of Exhibits A, B, C, D and E hereto and a signature page thereto is included in this Subscription Booklet as Exhibit A for individual/joint investors or Exhibit B for entities.

●	You as an individual or you on behalf of the subscribing entity are being asked to complete this Subscription Booklet so a determination can be made as to whether or not you (it) are qualified to purchase securities under applicable federal and state securities laws.

●	Your answers to the questions contained herein must be true and correct in all respects, and a false representation by you may give rise to a violation of law for which a claim for damages may be made against you.

●	Your answers will be kept strictly confidential; however, by signing this Subscription Booklet, you will be authorizing the Company to present a completed copy of this Subscription Booklet (and any completed questionnaires and related information submitted by you in connection therewith) on a confidential basis to its counsel and such other advisors to the Company as they may deem appropriate in order to make certain that the offer and sale of the Shares will not result in a violation of the Securities Act or of the securities laws of any state or of any other jurisdiction.

●	All questions must be answered. If the appropriate answer is “None” or “Not Applicable,” please state so. Please print or type your answers to all questions and attach additional sheets if necessary, to complete your answers to any item. Please initial any correction.

●	You hereby agreed that the execution of the Signature Pages set forth herein constitute agreement to be bound by the terms and conditions hereof and all of the other documents constituting the Transaction Documents, including but not limited to the Purchase Agreement attached hereto as Exhibit E, without requiring the Purchaser’s separate signature on any of such Transaction Documents.

Individual Subscribers:

●	If the Shares subscribed for are to be owned by more than one person, you and the other co-subscriber must each complete a separate Subscription Booklet (except if the co-subscriber is your spouse) and sign the signature page to the Purchase Agreement included with this Subscription Booklet. If your spouse is a co-subscriber, you must indicate his or her name and social security number.

CERTIFICATIONS

●	I understand that investment in the Shares is an illiquid investment. In particular, I recognize that: (i) I must bear the economic risk of investment in the Shares for an indefinite period of time, since the Shares have not been registered under the Securities Act and therefore cannot be sold unless either they are subsequently registered under the Securities Act or an exemption from such registration is available and, if requested by the Company, an opinion of counsel or other evidence reasonably satisfactory to the Company to that effect is provided; and (ii) no established market will exist and it is possible that no public market for the Shares, or any part thereof or any security underlying any part thereof, will develop. I consent to the affixing by the Company of such legends on certificates representing the Shares (or any part thereof) as any applicable federal or state securities law or any securities law of any other applicable jurisdiction may require from time to time.

[*] Initial

●	On the basis of a reasonable standard of care of an investor only, the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor’s investment in the Shares and is able to bear such risks, and has obtained, in the Investor’s judgment, sufficient information from the Company to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the Shares, understands there are substantial risks of loss incidental to the purchase of the Shares and has determined that the purchase of Shares is a suitable investment for the Investor and that the Investor can sustain a complete loss of the Investor’s investment in the Company.

[*] Initial

●	I represent and warrant to the Company that: (i) the financial information provided in this Subscription Booklet relating to me is complete, true and correct in all material respects; (ii) I and my investment managers, if any, have carefully reviewed and understand the risks of, and other considerations relating to, a purchase of Shares, including without limitationthe Risk Factors as set forth in Exhibit D to the Subscription Agreement; (iii) I and my investment managers, if any, have been afforded the opportunity to obtain any information necessary to verify the accuracy of any representations or information presented by the Company and have had all inquiries to the Company answered, and have been furnished all requested materials, relating to the Company and the offering and sale of the Shares and anything set forth in the Transaction Documents, provided always the Company would immediately notify us any material adverse circumstances that have happened or is likely to happen on the Company or any material change of the documents provided by the Company, and the Company voluntarily furnish all materials which will affect our final decision on the offering and sale of the Shares; (iv) neither I nor my investment managers, if any, have been furnished any offering literature by the Company or any of its affiliates, associates or agents other than the Transaction Documents, and the agreements referenced therein; and (v) I am acquiring the Shares for which I am subscribing for my own account, as principal, for investment and not with a view to the resale or distribution of all or any part of the Shares in violation of federal, state or other applicable securities laws.

[*] Initial

●	I hereby agree that the Company may deliver all notices, financial statements, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about my investment, required or permitted to be provided to me hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication. By signing this Subscription Booklet, I hereby consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to my rights, obligations or services under the Transaction Documents or as an investor in the Company. In connection with the U.S. Securities & Exchange Commission’s electronic delivery of information requirements, I further agree to receive electronic mail for the purpose of recertifying this Certification through negative consent and agree to notify the Company in writing if I no longer agree to receive such communications by electronic means.

[*] Initial

●	I represent that my investment objective is speculative in that I seek the maximum total return through an investment in a broad spectrum of securities, which involves a higher degree of risk than other investment styles and therefore my risk exposure is also speculative.

[*] Initial

●	The common shares offered hereby are highly speculative and involve a substantial degree of risk and I should only purchase these securities if I can afford to lose my entire investment.

[*] Initial

●	I understand that the purchase price per Share is exclusive of any costs incurred by me for legal, tax, accounting or financial advice, including fees paid to my purchaser representative, if any.

[*] Initial

●

The undersigned, if a corporation, partnership, trust or other form of business entity, (i) is authorized and otherwise duly qualified to purchase and hold the Shares, (ii) has obtained such additional tax and other advice that it has deemed necessary, (iii) has its principal place of business at its residence address set forth in this Subscription Booklet, and (iv) has not been formed for the specific purpose of acquiring the Shares (although this may not necessarily disqualify the subscriber as a purchaser). The persons executing the Subscription Booklet, as well as all other Transaction Documents related to the Offering, represent that they are duly authorized to execute all such Transaction Documents on behalf of the entity. (If the undersigned is one of the aforementioned entities, it agrees to supply any additional written information that may be required.)

[*] Initial

●	All of the information which I have furnished to the Company and which is set forth in the Subscription Booklet is correct and complete in all material respects as of the date of the Subscription Booklet. If any material change in this information should occur prior to my subscription being accepted, I will promptly furnish the revised or corrected information. I further agree to be bound by all of the terms and conditions of the Offering and the Transaction Documents. This subscription is not transferable or assignable by me without the written consent of the Company (provided, however, that for the avoidance of doubt, any securities acquired in the Offering are transferrable without the consent of the Company, subject to any restrictions on transfer specified in the other Transaction Documents). If more than one person has signed this Subscription Booklet, the obligations of each such signatory to this Subscription Booklet shall be joint and several and the representations and warranties contained in this Subscription Booklet shall be deemed to be made by, and be binding upon, each of these persons and his or her heirs, executors, administrators, successors and assigns (but, for the avoidance of doubt, such obligations of the persons signing this Subscription Booklet are several, and not joint, with any other investor in the Offering). This subscription, upon acceptance by the Company, shall be binding upon my heirs, executors, administrators, successors and assigns. This Subscription Booklet shall be construed in accordance with and governed in all respects by the internal laws of the State of Delaware.

[*] Initial

●	I certify that (1) my taxpayer identification number shown in this Subscription Booklet is correct and (2) I am not subject to backup withholding because (a) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest and dividends or (b) the Internal Revenue Service has notified me that I am no longer subject to backup withholding. (If you have been notified that you are subject to backup withholding and the Internal Revenue Service has not advised you that backup withholding has been terminated, strike out item (2) in the sentence directly above.)

N/A

●	The acceptance of my subscription together with the appropriate remittance will not breach any applicable money laundering rules and regulations and I undertake to provide verification of my identity reasonably satisfactory (on a confidential basis) to the Company promptly on request. I acknowledge that due to money laundering requirements operating within their respective jurisdictions, the Company may require further identification of me/us before applications can be processed. The Company shall be held harmless and indemnified by me against any loss arising from the failure to process this application if such information as has been reasonably required from me has not been provided by me.

[*] Initial

●	I understand that the Subscription Booklet relating to the Offering will be irrevocable, and unless the subscription is rejected or withdrawn, I will become an investor in this Offering. I understand that the Company may accept any subscription at any time in their sole and absolute discretion. They may reject, in whole or in part, any subscription and at any time, in their absolute discretion for any reason whatsoever, including but not limited to, failure to conform to the requirements of the Offering, insufficient documentation, or oversubscription of the Offering.

[*] Initial

●	I understand that the Shares are suitable for investment only by prospective investors who are based outside of U.S. in reliance on Regulation S of the Securities Act of 1933, as amended, and that I meet the qualifications and requirements under the laws, regulations and rules of my local jurisdiction to purchase the Units offered by the Company outside the United States. Accredited Investors may also invest in the securities.

[*] Initial

EXHIBIT A

INDIVIDUAL/JOINT INVESTOR FORM(S)

ALL INDIVIDUAL/JOINT INVESTORS MUST COMPLETE EXHIBIT A

Name of Investor (please print or type)	National Insurance Number (if applicable)

$	* minimum subscription amount is $3,000
Amount of Subscription*

Type of Investor -

☐ Individual
☐ Joint Tenants (with Rights of Survivorship)

Full Mailing Address (Exactly as it should appear on labels):

☐ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______

Telephone ( )	Cell number ( )
E-mail address	Fax number ( )

If different from Full Mailing Address above; please supply a Residence (individual) or Principal Place of Business (entity) address (no P.O. boxes, please):

Telephone ( )	Cell number ( )
E-mail address	Fax number ( )

ANTI-MONEY LAUNDERING INFORMATION

This Subscription Booklet will not be deemed complete, regardless of whether it has already wired funds, until all of the required documentation is received.

Identity Document (all investors must attach)

☐	A government issued form of picture identification
(e.g. a passport, driver’s license, other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard).
☐	Proof of Mailing, Residence or Place of Business Address (e.g., current utility bill).

Payment Source Information

(a)	Account holder name (if different from Investor, above): ___________________
(b)	“Wiring Bank” from which payment is being wired: _______________________	YES	NO
(c)	Is the Wiring Bank located in the U.S. or another Approved FATF Country*?	☐	☐
If yes, please answer question (d) below.
(d)	Is the Investor an account holder at the Wiring Bank?	☐	☐

NON-US INVESTOR STATUS VERIFICATION

In order to ensure compliance with Regulation S promulgated under the Act, any “non-U.S. Person” as defined in Regulation S wishing to participate in this Offering must make certain necessary representations and warranties in connection with the verification of its status as a non-U.S. Person.

See Exhibit C, Regulation S Acknowledgement Form, attached hereto.

BROKER-DEALER AFFILIATE STATUS

Are you an affiliate of a broker-dealer?	____ (yes/no)

If yes, do you certify that you bought the Shares in the ordinary course of business, and at the time of purchase, you had no agreements or understandings, directly or indirectly, with any person to distribute the Shares?	____ (yes/no)

Note: If your response to the foregoing question is “no,” the SEC’s staff has indicated that you may be required to be identified as an underwriter in a future registration statement relating to the Shares or the securities underlying the Shares.

Relationships with the Company

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

*	As of the date hereof, approved countries that are members of the Financial Action Task Force on Money Laundering (each, an “Approved FATF Country”) are: Argentina, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Luxembourg, Mexico, Kingdom of the Netherlands, New Zealand, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States.

ACCREDITED INVESTOR

In order to ensure compliance with Rule 506(c) promulgated under Regulation D, the Investor must initial the applicable item below to indicate which method it will use to verify its status as an “accredited investor” as defined in Regulation D, and to make any necessary representations and warranties in connection with the verification of its status as an accredited investor.

FOR INDIVIDUAL ACCOUNTS

(Please initial ONE of the following, as appropriate)

_______ Initial	1.	The Investor has an individual net worth in excess of $1,000,000 and represents and warrants that such Investor has disclosed all liabilities necessary to make a determination of net worth as detailed n Exhibit C below.
OR

_______ Initial	2.	The Investor has joint net worth with his or her spouse, in excess of $1,000,000 and

(a)	such Investor represents and warrants that such Investor has disclosed all liabilities necessary to make a determination of Investor’s net worth please initial here:_______________
AND

	(b)	such Investor’s spouse represents and warrants that he/she has disclosed all liabilities necessary to make a determination of his/her net worth
OR		spouse please initial here:_______________

_______ Initial	3.	Investor had individual income (exclusive of any income attributable to spouse) of more than $200,000 in each of the past two years and represents and warrants that such Investor reasonably expects to reach the same income level in the current year.

OR
_______ Initial	4.	The Investor had joint income with their spouse of more than $300,000 in each of the past two years and

(a)	such Investor represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor please initial here:_______________
AND

(b)	such Investor’s spouse represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor spouse please initial here:_______________

OR
_______ Initial	5.	Investor represents he/she is a natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

OR
_______ Initial	6.	Investor represents that he/she is a “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

OR
_______ Initial	7.	Investor represents that he/she is a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status.

SIGNATURE PAGE

INDIVIDUAL/JOINT INVESTOR

Individual/Joint Investors must sign this page.

By signing below, Investors agree to be bound by the terms of this Subscription Booklet, the Purchase Agreement, any certifications contained herein and all other Transaction Documents.

IN WITNESS WHEREOF, parties hereto have executed this Agreement as of the dates set forth.

Investor name (please print):

Signature:	Date:

COMPANY ACCEPTANCE	(Company use only)

GLOBEXUS HOLDINGS CORP
(a Delaware Corporation)

Acceptance Date: _____________, 2023

By:
Name:	Brian Collins
Title:	CEO

EXHIBIT B

ENTITY INVESTOR FORM(S)

ALL ENTITY INVESTORS MUST COMPLETE EXHIBIT B

VCI Global Limited	N/A

Name of Investor (please print or type)	Social Security Number (Tax I.D. Number)

$ 1,500,000	* minimum subscription amount is $10,000

Amount of Subscription*

Investment to be made with 600,000 restricted common shares of VCI Global Limited

Type of Investor - please check all that apply:

☐	Partnership	☐	Registered Investment Company	☐	Foundation
☒	Corporation	☐	Tenants in Common	☐	Endowment
☐	Trust	☐	Individual Retirement Plan	☐	Employee Benefit Plan
☐	Limited Liability Company	☐	Charitable Remainder Trust	☐	Keogh Plan
☐	Fund of Funds*

Full Mailing Address (Exactly as it should appear on labels):

☒ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______

Attention Victor Hoo
[*]
Jalan Bangsar 59200 Kuala Lumpur

Telephone (	) +[*]	Cell number (	)
E-mail address	[*]	Fax number (	)

If different from Full Mailing Address above; please supply a Residence (individual) or Principal Place of Business (entity) address (no P.O. boxes, please):

Telephone ( )	Cell number (	)
E-mail address	Fax number (	)

*	For purposes of this item, the term “Fund of Funds” means a fund that invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are private funds or registered investment companies.

ANTI-MONEY LAUNDERING INFORMATION

This Subscription Booklet will not be deemed complete, regardless of whether it has already wired funds, until all of the required documentation is received.

Entity Documentation (Investor representative may email such documentation to Company)

☒ Documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or a trust instrument.

Payment Source

600,000 Share of common stock of VCI Group Limited

NASDAQ:VCIG

Payment Source Information

(a)	Account holder name (if different from Investor, above):

(b)	“Wiring Bank” from which payment is being wired:

		YES	NO
(c)	Is the Wiring Bank located in the U.S. or another Approved FATF Country*?	☐	☐

If yes, please answer question (d) below.

(d)	Is the Investor an account holder at the Wiring Bank?	☐	☐

BROKER-DEALER AFFILIATE STATUS

Are you an affiliate of a broker-dealer?	_No_	(yes/no)

If yes, do you certify that you bought the Shares in the ordinary course of business, and at the time of purchase, you had no agreements or understandings, directly or indirectly, with any person to distribute the Shares?____ (yes/no)

Note: If your response to the foregoing question is “no,” the SEC’s staff has indicated that you may be required to be identified as an underwriter in a future registration statement relating to the Shares or the securities underlying the Shares.

Relationships with the Company

*	As of the date hereof, approved countries that are members of the Financial Action Task Force on Money Laundering (each, an “Approved FATF Country”) are: Argentina, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Luxembourg, Mexico, Kingdom of the Netherlands, New Zealand, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States.

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

VGI has a partnership with Horizon Fintex Advisors for referrals to Upstream and a pending partnership with Horizon Globex GmbH for marketing referrals to trade on Upstream

NON-US INVESTOR STATUS VERIFICATION

In order to ensure compliance with Regulation S promulgated under the Act, any “non-U.S. Person” as defined in Regulation S wishing to participate in this Offering must make certain necessary representations and warranties in connection with the verification of its status as a non-U.S. Person. See Exhibit C, Regulation S Acknowledgement Form, attached hereto.

ONLY FILL OUT THE FOLLOWING SECTION IF YOU ARE AN ENTITY AUTHORIZATION OF REPRESENTATIVE(S)/AGENT(S)

Set forth below are the names of persons authorized by the Investor to give and receive instructions between the Company and the Investor, together with their respective signatures. Such persons are the only persons so authorized until further notice to the Company.

(Please attach additional pages if needed)

Name	Signature
Hoo Voon Him	/s/ Hoo Voon Him

Address of Authorized Representative/Agent (no P.O. boxes please):

[*]

Telephone (	) [*]	Cell number (	)
E-mail address	[*]	Fax number (	)

Name	Signature
Thow Carlson	/s/ Thow Carlson

Address of Authorized Representative/Agent (no P.O. boxes please):

[*]

Telephone (	) [*]	Cell number (	)
E-mail address	[*]	Fax number (	)

Please provide the following information for an individual(s) who is deemed to be a beneficial owner of the legal entity.

The beneficial owners for each legal entity must include: (1) each individual, if any, who, directly or indirectly, through any contract arrangement, understanding, relationship, or otherwise owns 25% or more of the equity interests of the legal entity and (2) an individual with “significant responsibility to control, manage, or direct a legal entity customer” (including an individual acting in an executive office or senior management position, such as a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, or Treasurer).

The following materials must also be provided to the Company for each beneficial owner:

☐ A government issued form of picture identification

(e.g., passport, driver’s license, other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard).

Beneficial Owner (if required) 55% of VCI Global Limited. Chairman & CEO

Full Mailing Address: B03-C-8 Menara 3A, KL Eco City, No.3, Jalan Bangsar 59200 Kuala Lumpur

☒ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______
Victor Hoo

[*]	N/A
Date of birth	SSN (US persons)

Second Beneficial Owner (if required) 2.1% of VCI Global Limited, Chief Operating Officer

Full Mailing Address: B03-C-8 Menara 3A, KL Eco City, No.3, Jalan Bangsar 59200 Kuala Lumpur

☒ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______
Vivian Yong Hui Wun

[*]	N/A
Date of birth	SSN (US persons)

Third Beneficial Owner (if required) 1.5% of VCI Global Limited, Deputy Chief Operating Officer

Full Mailing Address: B03-C-8 Menara 3A, KL Eco City, No.3, Jalan Bangsar 59200 Kuala Lumpur

☒ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______
Enyoo Hoeng Wei

[*]	N/A
Date of birth	SSN (US persons)

(Please attach additional beneficial ownership pages if needed)

SIGNATURE PAGE

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

Corporations, Partnerships, Trusts or Other Entity Investors must sign this page.

By signing below, Investors agree to be bound by the terms of this Subscription Booklet, the Purchase

Agreement, any certifications contained herein and all other Transaction Documents.

IN WITNESS WHEREOF, parties hereto have executed this Agreement as of the dates set forth.

Investor Entity Name (please print):	VCI Global Limited

Signature:	/s/ Dato’ Hoo Voon Him Date: 29 May 2023

Signatory Name (please print):	Dato’ Hoo Voon Him

Title:	CEO

COMPANY ACCEPTANCE	(Company use only)

GLOBEXUS HOLDINGS CORP
(a Delaware Corporation)
Acceptance Date: 29-May, 2023

By:	/s/ Brian Collins
Name: Brian Collins
Title: CEO

EXHIBIT C

Regulation S Acknowledgement Form

Ladies and Gentlemen:

1.	Investor. I (sometimes referred to herein as the “Investor”) hereby agree to purchase the Securities pursuant to Regulation S from GlobexUS Holdings Corp., a Delaware Corporation.

2.	Disclosure. (a) I understand that this offering is made outside the United States and may not be made to any “U.S. person” as defined in Rule 902(k) under the Securities Act of 1933, as amended (“Securities Act”) (a “Non-U.S. Person”); and (b) the Company may not register any transfer of the Securities not made in accordance with Regulation S under the Securities Act (“Regulation S”), pursuant to registration under the Securities Act, or pursuant to an available exemption to registration; provided, however, that if the Securities are in bearer form or foreign law prevents the Company from refusing to register the Securities transfers, other reasonable procedures are implemented to prevent any transfer of the Securities not made in accordance with the provisions of Regulation S.

3.	Investor Representations and Warranties. I acknowledge, represent and warrant to, and agree with, the Company as follows:

(a)	(i) My principal address is outside the United States, (ii) I was located outside the United States at the time any offer to buy the Securities was made to me and at the time that the buy order was originated by me, and (iii) I am not a “U.S. person” as defined in Rule 902(k) under the Securities Act;

(b)	Any purchase of the Securities by me will be for my own account or for the account of one or more other Non U.S. Persons located outside of the United States at the time any offer to buy the Securities was made and at the time that the buy order was originated by me;

(c)	I and any accounts for which I am acting are acquiring the Securities for investment purposes and not with a view to distribution thereof or with any present intention of offering or selling any of the Securities in violation of the Securities Act;

(d)	I will not engage in hedging transactions involving the Securities unless in compliance with the Securities Act;

(e)	I understand that the Securities are being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act and that the Securities will bear the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. TRANSFERS OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

(f)	I agree to resell the Securities only in accordance with the provisions of Regulation S pursuant to registration under the Securities Act, or pursuant to an available exemption from registration;

(g)	I acknowledge that the Placement Agent, the Company and others will rely upon my confirmation, acknowledgments and agreements set forth herein and I agree to notify the Placement Agent and the Company promptly if any of my representations or warranties herein cease to be accurate and complete;

(h)	I understand that the Company is entitled to rely upon this Acknowledgment and is irrevocably authorized to produce this Acknowledgment or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(i)	I understand that the execution of the Signature Page in this Subscription Booklet will constitute agreement to be bound by the terms and conditions hereof.

EXHIBIT D

Risk Factors

An investment in the securities offered hereby is speculative in nature, involves a high degree of risk and should not be made by any investor who cannot afford the loss of his/her entire investment. Each prospective investor should carefully consider the following risks and speculative factors associated with this offering, before making any investments. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

We are an early-stage company and have not yet generated any profits.

GlobexUS Holdings Corp was formed in January 2019 and Horizon Globex GmbH was formed in October 2010 Accordingly, GlobexUS and our business, as it is currently operated, have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in the market, managing our growth and the entry of competitors into the market. We have no current plans to pay dividends on any shares and would only be able to do so once we achieve profitability and our board of directors makes a determination it would be in the best interest of the Company and its stockholders. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of our shares.

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the digital security and Non-Fungible Token (“NFT”) market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

●	implement our growth strategy;

●	aggressively counter and respond to actions by our competitors;

●	pursue new users and maintain relationship with current users;

●	maintain adequate control of our expenses;

●	attract, retain and motivate qualified personnel;

●	react to user preferences and demands;

●	our ability to successfully implement, launch, and achieve market acceptance of our products and to anticipate and manage the risks associated therewith; and

●	regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: global securities markets, general economic conditions, our ability to market our products and services to companies, markets and other market participants, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others that are not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Any valuation of our Company at this stage is difficult to assess.

The valuation for the offering was established by our management. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and, as a result, there is a risk that you may be overpaying for your investment.

Our Company may not be of interest to the market.

If there is limited public interest in the development of Globex and our products, it would negatively impact our Company’s future success. It is possible that our products cannot be developed and sold as intended, as the blockchain industry depends substantially on the current market situation with regard to development and pricing. We may also face regulatory changes and/or challenges, as regulation of blockchain and its application to certain industries, such as the securities industry, is still evolving.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients, it is unclear whether our products services will be successful. Further, we continuously try to offer additional types of products and services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our product and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We may incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving GlobexUS and our products will require significant capital. If our offerings to customers are unsuccessful, result in insufficient revenue, or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

To fund future growth and development, we will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that convert into shares of Common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. If we raises capital through debt, the holders of our debt would have priority over holders of Common and Preferred Stock, and the Company may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Brian Collins, and our President Mark Elenowitz, and our compliance, engineering and marketing teams. Our software engineering team and, in particular Dr. Andrew Le Gear, our Chief Technical Officer and Peter Hall, our Chief Information Officer, are critical to continually innovate and improve our products while operating in a highly regulated industry. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to continue to the grow the firm.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, we will need to hire and attract additional qualified professionals such as software engineers, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. We expect to face intense competition for such personnel, and we may not be able to locate or attract qualified individuals for such positions, which will affect our ability to grow and expand our business.

Digital ecosystems, including offerings of digital assets, is evolving, and uncertain, and new regulations or policies may materially adversely affect our development.

The technologies supporting digital assets like blockchain and NFTs are new and rapidly evolving. To the extent these technologies become more widely utilized in the industry, our revenues could be negatively impacted. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may not experience significant growth of our business. Regulation of digital assets like cryptocurrencies, blockchain technologies, NFTs, and cryptocurrency exchanges is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Regulation also varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of tokens generally and the technology behind them or the means of transacting in or transferring them. The regulatory regime governing blockchain technologies, NFTs, cryptocurrencies, digital assets, utility tokens, digital securities and offerings of such assets is uncertain, and new regulations or policies may materially adversely affect our development and our value in the future.

Marketplace demand of the NFTs is unpredictable.

The appetite in the marketplace regarding NFTs is unpredictable and may change over time. The trading of NFTs in the open market and use in gameplay are based purely on marketplace demand. If demand for NFTs lessens our revenues could be materially adversely affected.

Our Company and our providers are vulnerable to hackers and cyber-attacks.

As an internet-based business, we are vulnerable to hackers who may defeat our information security countermeasures to access the data of our investors and the issuer companies that utilize our applications. Furthermore, platforms that use blockchain technology can be subject to cybersecurity threats. Hackers or other malicious groups or organizations may attempt to interfere with the blockchain through different means, including but not limited to malware attacks, denial of service attacks, or consensus-based attacks. Transactions can also be subject to fraud and theft. Any disruptions or cyber-attacks, either to us directly or to our customers could harm our reputation and materially negatively impact our financial condition and business.

We face significant market competition.

We face a number of established competitors and new competitors who are entering our space on a regular basis. Although blockchain related products and services are relatively new, the market for such products and services is already highly competitive. Some of our existing competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Changes in market dynamics or actions of competitors, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively.

We may need to spend material amounts on marketing the Company and its products. The returns from marketing are highly speculative and often challenging to measure. If the marketing spending is ineffective, it could materially harm our business.

If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our net revenue, could decline, which could adversely impact our business, operating results, and financial condition.

Our industry has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, NFTs, play-to-earn games, lending, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes, such as “initial exchange offerings.”

We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers.

In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers including large, institutional. As a result, we expect to incur significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost -effective manner, our business and our ability to successfully compete, to retain existing customers, and to attract new customers may be adversely affected.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation related to protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

The success of our business depends on the continued availability of access to the Internet.

The future success of our business depends upon the continued maintenance and development of the Internet infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition. To the extent the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our business, results of operation and financial condition. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as “viruses,” “worms” or other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, the growth of our business may be adversely affected.

Our Software may be exposed to cybersecurity threats and hacks via source code flaws, errors or security weaknesses.

As with any other computer code, flaws in the source codes related to cryptocurrencies, cryptocurrency exchanges and crypto wallets have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some or all functionality for users or exposed users’ personal information. If a similar attack were to expose a flaw in our systems it could have a material adverse effect on our reputation, which could negatively affect our business prospects.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We face the risk of fraud.

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

We may not generate significant revenue from digital securities exchanges.

We intend to supply digital securities exchange software and operating licenses to the Company’s U.S. broker-dealer customers and other global financial securities regulated entities. Some or all of the digital securities exchanges may not generate significant, or any, digital securities trading volume which could reduce the potential recurring revenue received by the Company for some or all of its digital securities exchanges.

We may not generate significant revenue from specialty digital securities exchanges.

We intend to supply numerous specialty digital securities exchange software and operating licenses to the Company’s customers in the areas of sports teams, music rights and other popular sports that have large fanbases. Some or all of the teams and artists may not generate significant, or any, digital securities trading volume amongst their fans which could reduce the potential recurring revenue received by the Company for some or all of its specialty digital securities exchanges.

We may enter partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated because of such strategic relationships.

Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.

Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

We currently maintain a partnership with MERJ Exchange Limited for the operation, software services and revenue sharing for Upstream. This partnership is subject to the risks described above.

Loss of a critical banking relationship could adversely impact our business, operating results, and financial condition.

We rely on bank accounts to provide certain services. Customer cash holdings on our platform are held with banking partners. Our banking partners may view us as a higher risk customer for purposes of their anti-money laundering programs. New regulations that affect our banking providers may cause increased burdens to such providers which may be passed on to customers, increase costs of compliance or cause withdrawal of certain services by such providers in the future. As a result, we may face difficulty establishing or maintaining banking relationships due to our banking partners’ policies. The loss of banking partners or the imposition of operational restrictions by banking partners may result in a disruption of business activity as well as regulatory risks.

We are exposed to transaction losses due to chargebacks, refunds or returns as a result of fraud or collectability that may adversely impact our business, operating results, and financial condition.

A portion of our products and services are paid for by electronic transfer from bank accounts which exposes us to risks associated with returns and insufficient funds. Furthermore, some of our products and services are paid for by credit and debit cards through payment processors which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, insufficiency of funds, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback, refund, or return.

While we have policies and procedures to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of returns, refunds and chargebacks that we have to process. In addition, if the number of returns, refunds and chargebacks increases, card networks or our banking partners could require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us.

Failure to effectively manage risk and prevent fraud could increase our chargeback, refund, and return losses or cause us to incur other liabilities. Increases in chargebacks, refunds, returns, or other liabilities could have an adverse effect on our operating results, financial condition, and cash flows.

We are a remote-first company which subjects us to heightened operational risks.

Our employees mainly work from home and we are a remote-first company. This subjects us to heightened operational risks. For example, technologies in our employees’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices.

Further, the security systems in place at our employees’ homes may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations.

There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. We also face challenges due to the need to operate with the remote workforce and are addressing those challenges to minimize the impact on our ability to operate.

Being a remote-first company may make it more difficult for us to preserve our corporate culture and our employees may have decreased opportunities to collaborate in meaningful ways. Further, we cannot guarantee that being a remote-first company will not have a negative impact on employee morale and productivity. Any failure to preserve our corporate culture and foster collaboration could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.

Malicious actors could manipulate distributed ledger networks and smart contract technology upon which digital assets rely and increase the vulnerability of the distributed ledger networks.

If a malicious actor, including a state-sponsored actor, is able to hack or otherwise exert unilateral control over a particular distributed ledger network, or the digital assets on such a network, that actor could attempt to divert assets from that distributed ledger or otherwise prevent the confirmation of transactions recorded on that distributed ledger.

Acceptance and/or widespread use of digital assets is uncertain.

Currently, there is a relatively small use of digital assets in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility.

The relative lack of acceptance of digital assets in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we hold or expect to acquire for our own account.

Our business is subject to economic, market and geopolitical conditions.

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom’s departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners’ information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

Risks Relating to Regulation of our Business and Industry

Our success depends on the acceptance of blockchain and offerings, listings and dual listing of digital securities by Regulators, Issuers, Markets and Investors.

The SEC, FINRA and other regulatory agencies, as well as the securities exchanges and markets are still developing regulations regarding the use of blockchain and its applications with regard to securities offerings. To date, most offerings of digital securities have been conducted as exempt offerings pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, such that the securities issued were restricted securities and not eligible for immediate secondary trading. Recently the SEC qualified at least one offering pursuant to Regulation A promulgated under the Securities Act but, as of the date of this memorandum, we are not aware of any digital securities that have been registered for sale or resale on Form S-1. As a result, the market for our products, which relate to the issuance and trading of digital securities remains uncertain, as potential issuer companies and the service providers with whom they engage, may choose to conduct their securities offerings using more traditional methods or may engage with different platforms or providers. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors and other market participants, and favorable changes in the regulatory environment.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for digital securities offerings, online capital formation and blockchain is very new. There are constant discussions among legislators and regulators with respect to changing the regulatory environment in order to adapt to new technologies, such as blockchain, as well as new or novel forms of securities, such as digital securities. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors, issuer companies, platforms and exchanges that use our products and services and the types. Moreover, certain types of securities offered utilizing new asset classes (e.g., cryptocurrencies and other digital assets) have been subjected to increased regulatory scrutiny. Any such changes would have a negative impact on our business.

We and our customers are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities.

Regulatory requirements could cause our customers and us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, the issuance and trading of securities, and the management, use and storage of customer data. Our operating expenses may be increased by governmental regulations, such as fees and taxes that may be imposed. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations. Certain of our executive officers / directors are also registered persons with the Financial Industry Regulatory Authority (“FINRA”) and in such capacity have been, and may in the future, be subject to disciplinary actions by FINRA in connection with their roles as principals of an SEC registered, FINRA member firm. None of the past or present disciplinary actions result in a “bad actor” disqualification under Rule 506 promulgated under the Securities Act of 1933, as amended, with regard to either the executive officers / directors or the Company.

Regulatory changes or actions may restrict the use of the Ethereum blockchain in a manner that adversely affects an investment in us.

Recently, there has been a significant amount of regulatory attention directed toward digital securities assets and the blockchain networks that enable their use by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as bitcoin have grown in popularity and in market size, the Federal Reserve Board, US Congress and certain US agencies (e.g., Financial Crimes Enforcement Network (“FinCen”), the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin Exchange Market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of bitcoins and the Bitcoin network, and the regulation thereof. In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect a network and its users, and service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States, and may therefore impede the growth of the digital asset economy. Since December 2013, a number of countries, including India, China, South Korea and Russia have taken a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrencies and other digital assets and their use in each country. In late 2017, China prohibited Initial Coin Offerings (“ICO”) within the country and ordered all cryptocurrency exchanges to close. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies and other digital assets. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency and digital asset companies to additional regulation. Although we believe our products and services are compliant with existing regulations, we cannot guarantee compliance with new rules or that new concerns may not arise. The effect of any future regulatory change on our business or the regulation of digital securities that may impact our business is impossible to predict, but such change could be substantial and could have a material adverse effect on our business, prospects and operations, as well as the value of your investment.

We intend to be a global company in that many of our products and services will be licensed to companies located in many different locations around the world. This exposes us to the impact of foreign currency fluctuations, as well as political and economic risks.

A significant portion of our revenues and earnings will be generated internationally. In addition, a substantial amount of our products may come from sources outside the country of distribution. As a result, we are both directly and indirectly subject to the risks of doing business outside the United States, including:

●	currency fluctuations, which may significantly impact our results of operations;

●	political, economic and social instability;

●	changes in tariffs and taxes;

●	regulatory restrictions on repatriating foreign funds back to the United States; and

●	differing foreign laws relating to our businesses.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may adversely affect results of operations and cash flows and the comparability of period-to-period results of operations. For example, the June 2016 decision by the United Kingdom to leave the European Union, also known as “Brexit”, has resulted in increased uncertainty in the economic and political environment in Europe and has caused increased fluctuations and unpredictability in foreign currency exchange rates. Changes in foreign currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Given the unpredictability and volatility of foreign currency exchange rates, ongoing or unusual volatility may adversely impact our business and financial conditions. Furthermore, even with our current global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, consumer protection, import/export and anti-corruption, including but not limited to the Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have an adverse effect on our business.

Our reliance on our computer systems and software could expose us to material financial and reputational harm if any of our computer systems or software were subject to any material disruption or corruption.

We rely significantly on our computer systems and software to receive and properly process internal and external data and utilize such data to generate orders and other messages. A disruption or corruption of the proper functioning of our computer systems or software could cause us to make erroneous transactions, which could result in material losses or reputational harm. We cannot guarantee that our efforts to maintain competitive computer systems and software will be successful. Our computer systems and software may fail or be subject to bugs or other errors, including human error, resulting in service interruptions or other unintended consequences. If any of these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Capacity constraints, systems failures, malfunctions and delays could harm our business.

Our business activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, software bugs and errors, electronic and physical security breaches, natural disasters, power loss, utility or internet outages, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause our computer systems to operate in ways that we did not intend, at an unacceptably low speed or even fail. While we have invested significant amounts of capital to upgrade the capacity, reliability and scalability of our systems, there can be no assurance that our systems will always operate properly or be sufficient to handle such extraordinary trading volumes. Any disruption for any reason in the proper functioning or any corruption of our software or erroneous or corrupted data may cause our customers to make erroneous trades or suspend our services and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although our systems and infrastructure are generally designed to accommodate additional growth without redesign or replacement, we may need to make significant investments in additional Microsoft Azure cloud services and software to accommodate growth. Failure to make necessary expansions and upgrades to our systems and infrastructure could not only limit our growth and business prospects but could also cause substantial losses and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Since the timing and impact of disasters and disruptions are unpredictable, we may not be able to respond to actual events as they occur. Business disruptions can vary in their scope and significance and can affect one or more of our facilities. Further, the severity of the disruption can also vary from minimal to severe. Although we have employed efforts to develop, implement and maintain reasonable disaster recovery and business continuity plans, we cannot guarantee that our systems will fully recover after a significant business disruption in a timely fashion or at all. If we are prevented from using any of our systems or infrastructure, or if our business continuity operations do not work effectively, we may not have complete business continuity, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with our international operations and expansion and failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

We are exposed to risks and uncertainties inherent in doing business in international markets, particularly in the heavily regulated broker-dealer and financial securities industry. Such risks and uncertainties include political, economic and financial instability, unexpected changes in regulatory requirements, tariffs and other trade barriers, exchange rate fluctuations, applicable currency controls, the imposition of restrictions on currency conversion or the transfer of funds, limitations on our ability to repatriate non-U.S. earnings in a tax efficient manner and difficulties in staffing and managing foreign operations, including reliance on local experts. Such restrictions generally include those by imposed by the Foreign Corrupt Practices Act (the “FCPA”) and trade sanctions administered by the Office of Foreign Assets Control (“OFAC”). The FCPA is intended to prohibit bribery of foreign officials and requires companies whose securities are listed in the U.S. to keep books and records that accurately and fairly reflect those companies’ transactions and to devise and maintain an adequate system of internal accounting controls. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against designated foreign states, organizations and individuals. Though we have policies in place designed to comply with applicable OFAC sanctions, rules and regulations as well as the FCPA and equivalent laws and rules of other jurisdictions, if we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of employees and restrictions on our operations and cash flows.

In addition, the varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to successfully conduct or expand our business internationally and may increase our costs of investment. Expansion into international locations involves substantial operational and execution risk. We may not be able to manage these costs or risks effectively.

We operate a peer-to-peer NFT marketplace for minting, purchasing, showcasing, and discovering non-fungible tokens (NFTs), which may further expose us to legal, regulatory, and other risks that could adversely affect our business, operating results, and financial condition.

We operate a peer-to-peer NFT marketplace that simplifies the purchasing, showcasing, and discovery of NFTs. While NFTs and digital securities are similar in that both are based on blockchain technology, unlike digital securities, which are fungible, NFTs have unique identification codes and often reference content. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs is likely to evolve and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, money transmission, sanctions, and currency, commodity, and securities law compliance.

It is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our NFT marketplace since the market for NFTs is relatively nascent. Regulators may apply existing or new regulations to NFT transactions. Further, NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another.

We may also experience media, legislative, or regulatory scrutiny of our actions or decisions related to our content enforcement practices with respect to our NFT marketplace either as a result of our perceived failure to respond expeditiously or appropriately to the sharing of content perceived as objectionable or as a result of our decisions to remove content or suspend participation on our NFT marketplace by persons who violate our content standards and terms of service. Any such negative publicity could have an adverse effect on the size, engagement, and loyalty of our user base and demand for our NFT marketplace, which could result in decreased revenue and adversely affect our business, operating results, and financial condition.

Additionally, similar to other aspects of our business, our NFT marketplace is reliant on certain third-party partners, including payment processors, payment gateways, and cloud computing services and data centers. If any of these third parties do not adequately or appropriately provide their services or perform their responsibilities to us, or our customers on our behalf, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

The launch of our NFT marketplace also subjects us to risks similar to those associated with any new product offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch the NFT marketplace, creator and buyer acceptance, technical issues with the operation of the NFT marketplace, and legal and regulatory risks as discussed above.

Government regulations applicable to us may negatively impact our business.

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, content, advertising, localization, information security, intellectual property, competition and taxation, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. For example, the World Health Organization recently included “gaming disorder” in the 11th Revision of the International Classification of Diseases, prompting discussion and consideration of legislation and policies aimed at mitigating the risk of overuse of, and overspending within, video games. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models will be subject to new laws or regulations or evolving interpretations and application of existing laws and regulations, including those related to gambling. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. New laws — each of which could vary significantly across jurisdictions — could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We may be subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products. Adoption of ratings systems, censorship or restrictions on distribution of interactive entertainment software based on content could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

Regulatory changes or actions may restrict the use of digital assets in a manner that adversely affects an investment in us.

As digital assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the Commission, FinCEN and the Federal Bureau of Investigation) have begun to examine digital assets. On March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability. Digital assets currently face an uncertain regulatory landscape in not only the United States but also in such foreign jurisdictions as the European Union and China. While certain governments such as Germany, have issued guidance as to how to treat cryptocurrencies, most regulatory bodies have not issued specific policy determinations. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability, but such change could be substantial and adverse to us and could adversely affect an investment in us.

Our business will be subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate.

We will be subject to global data privacy, data protection, localization, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation and application of these laws and regulations often are uncertain, contradictory, and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations are high and will likely continue to increase.

Even if we remain in strict compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected. Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and cause our financial results to be materially affected.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Risks Relating to the Common Stock and the Offering

Investing in our Common Stock is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the offered shares is significantly speculative and involves significant risks. The offered shares should not be purchased by any person who cannot afford the loss of his or her entire purchase price. The business objectives of the Company are also speculative, and we may be unable to satisfy those objectives. For these reasons, each prospective investor of the offered shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in our Common Stock.

Voting control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. As a result, you will not be able to meaningfully influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority stockholder, your say in these decisions will be limited.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Future issuances of equity securities will have a dilutive effect on current stockholders. There is no guarantee that the terms of future financings will be favorable to the Company and its current stockholders.

The Securities will have restrictions on transferability; there is no public trading market for our Securities and one may never develop.

The Common Stock is subject to transfer restrictions. There is currently no public trading market for the shares and there can be no assurance that any such public market will develop in the foreseeable future. The Common Stock being offered and sold in this Offering relies upon exemptions from the registration requirements of federal and state securities laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Common Stock is subsequently registered or qualified with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in us even if your financial condition makes such liquidation necessary. In addition, none of our securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Common Stock. An investment in the Common Stock should only be made by those who can afford the loss of their entire investment.

Securities may be purchased by Company related parties and Placement Agent related parties.

The Securities may be purchased by our affiliates or other parties with a financial interest in the offering. In particular, our affiliates and related parties (including, but not limited to, our officers, directors, and employees) and/or the Placement Agent and its officers, directors, employees and affiliates may purchase the Securities in this offering. Related parties to the Placement Agent are permitted to invest in each offering affected through the Placement Agent. If we engage a Placement Agent, we may pay fees up to 8% of the funds received from investors introduced by the Placement Agent. Any purchases by the foregoing persons or entities will be counted in determining whether the minimum offering amount has been reached. Investors therefore should not expect that the sale of sufficient Securities to reach the minimum offering amount, or in excess of the minimum offering amount, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion. Accordingly, each investor must make its own investment decision as to the merits of this offering.

We have not retained independent professionals for subscribers.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers hereunder. Although we have retained our own counsel, neither our counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the Securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in continuing to grow our business. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best-efforts” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

If we fail to complete the Maximum Offering Amount, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. There is no minimum in this Offering. If we receive the maximum offering of $1,500,000 or oversubscription of an additional $1,500,000 pursuant to the Offering, such amount is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces. Since this Offering does not have a minimum offering, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.

If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our common stock.

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common stockholders will receive a distribution in such a case.

We may not pay cash dividends on our shares of Common Stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.

EXHIBIT E

Purchase Agreement

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT. INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

THE OFFERING IS BEING MADE SOLELY TO FOREIGN RESIDENTS PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION AND WILL ONLY BE OFFERED AND SOLD IN RELIANCE ON AVAILABLE EXEMPTIONS THEREFROM

THE SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR EQUIVALENT AUTHORITIES OF ANY OTHER JURISDICTION NOR HAVE ANY SUCH AUTHORITIES PASSED UPON, CONFIRMED OR ENDORSED THE MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GlobexUS Holdings Corp., a Delaware Corporation (the “Company”) hereby offers (the “Offering”) up to $1,500,000 (the “Maximum Offering”) shares of its common stock, $.0001 par value per share (the “Shares”) under this Share Purchase Agreement. The Shares are being offered on a “best efforts” basis to selected, qualified accredited investors during an offering period commencing on March 8, 2023 and expiring on May 31, 2023 (the “Offering Period”). The Offering Period may be extended for ninety (90) days at the Company’s sole discretion and the Maximum Offering amount may be increased to up to $5,000,000; the Company need not give notice to any investors or potential investors if the Offering Period is so extended or the Maximum Offering amount is so increased. The Company reserves the right to terminate the Offering at any time. A minimum subscription amount of $3,000 is necessary to participate in this Offering, subject to smaller investments with the consent of the Company. Concurrently with this Offering, the Company is conducting an offering on the same terms to Accredited U.S. persons pursuant to Regulation D. The Maximum Offering amount shall mean the total sold in this Offering and the Regulation D offering.

GLOBEXUS HOLDINGS CORP.

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this ” Agreement”) is dated as May 29, 2023 (the “Effective Date”) by and among GlobexUS Holdings Corp., a Delaware corporation (the “Company”), and the undersigned Purchaser (individually, the “Purchaser” and collectively with other Purchasers in the Offering, the “Purchasers”).

W I T N E S E T H:

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Regulation S promulgated under the Securities Act, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement; and

WHEREAS, defined terms used in this Agreement but not otherwise defined herein shall have the meaning set forth in the subscription booklet (the “Subscription Booklet”).

AGREEMENT

NOW, THEREFORE, in consideration of and subject to the mutual agreements, terms and conditions herein contained the receipt and sufficiency of which are hereby acknowledged, the Company and Purchaser agree as follows:

1.	PURCHASE AND SALE OF SHARES

1.1 Purchase and Sale of Shares. Subject to the terms and conditions set forth herein, the Company is offering to each Purchaser the number of Shares set forth on the signature page of this Share Purchase Agreement, up to $1,500,000; subject to increase to up to $5,000,000 in the Company’s sole discretion. The Shares are being offered on a best -efforts basis, at a price of $3,000 per Share (the “Share Price”). The minimum purchase shall be equal to $3,000 necessary to participate in this Offering, subject to smaller investments with the consent of the Company. The Company will allow factional share purchases at it sole discretion.

1.2 Closing. The closing of the transactions contemplated hereby shall take place on a rolling close basis. There is no minimum offering. The offering period and final closing date will be no later than 4:00 p.m. EST, on May 31, 2023 (unless otherwise extended for an additional 90 days at the Company’s sole discretion) (the “Final Closing Date”), or at such other location, date and time, as may be agreed upon between Purchaser and the Company, or by facsimile or other electronic means (such closing being called the “Closing” and such date and time being called the “Closing Date”). The Purchaser shall not be entitled to notice if the Closing is extended for an additional 90 days.

(a) Following the initial Closing (the “Initial Closing”), which the Company may hold at any time, the Company may hold subsequent Closings up to and including the Final Closing Date for all or any portion of the remaining amount of the Offering not sold at the time of the Initial Closing or any subsequent Closing, provided, however, that such subsequent Closings must occur no later than the Final Closing Date.

(b) On the Initial Closing Date and at each subsequent Closing until the Final Closing Date, each Purchaser shall deliver to the Company, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s “Purchase Price.” The Company shall deliver to each Purchaser its respective Shares, as determined pursuant to the details first set forth above, and the Company and each Purchaser shall deliver the other items set forth in Section 4.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 4.1 and 4.2, the Closing shall occur at the offices of Hunter Taubman Fischer & Li LLC, 950 Third Avenue, 19th Floor, New York, NY 10022, counsel to the Company or such other location as the parties shall mutually agree.

(c) Purchasers shall remit the Purchase Price as set forth in the Subscription Booklet.

(d) Following all closings and until the Final Closing Date, the Purchasers shall continue to wire funds and/or deliver checks payable to the Bank Account. At each subsequent Closing to be held on or before the Final Closing Date, all additional subscription proceeds from the sale of Shares, net of any commissions or other offering expenses, will be remitted to the Company.

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchasers that:

The Company represents and warrants to Purchasers that:

2.1 The Company and each subsidiary is a company duly organized, validly existing and in good standing under the laws of their respective country and/or state of incorporation. The Company and each subsidiary is not in violation of any of the provisions of its articles of incorporation, by-laws or other organizational or charter documents, each as may be amended (the “Internal Documents”). The Company is qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction where the location of its properties or the conduct of its business makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, assets, liabilities, results of operations, condition (financial or otherwise), properties or prospects of the Company.

2.2 The Company has all power and authority to: (i) conduct its business as presently conducted and as proposed to be conducted; (ii) enter into and perform its obligations under this Agreement and the Subscription Booklet (collectively, the “Transaction Documents”); and (iii) issue, sell and deliver the Shares. The execution and delivery of each of the Transaction Documents and the issuance, sale and delivery of the Shares has been duly authorized by all necessary corporate action. The Transaction Documents have been duly executed and when delivered will constitute upon due execution and delivery, will constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and except that no representation is made herein regarding the enforceability of the Company’s obligations to provide indemnification and contribution remedies under the securities laws and subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

2.3 The Shares will be duly and validly issued, fully paid and non-assessable, and free from all taxes or liens with respect to the issue thereof and shall not be subject to preemptive rights, rights of first refusal and/or other similar rights of stockholders of the Company and/or any other person.

2.4 No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the other Transaction Documents by the Company or the consummation of any of the transactions contemplated hereby or thereby, and/or (ii) could reasonably be expected to have a material adverse effect on the Company’s operations.

2.5 The Company is not in (i) violation or default of any provision of its Internal Documents; (ii) default or material violation of the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject; and/or (iii) default or material violation of any statute, law, rule, regulation, judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, as applicable.

2.6 Assuming the accuracy of the Purchaser’s representations and warranties set forth in this Agreement, no registration under the Securities Act of the Shares is required for the offer and sale of the Shares to the Purchaser in the manner contemplated.

2.7 The proceeds from the sale of the Shares shall be used by the Company for sales and marketing and as general working capital.

2.8 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under any provision of any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or his properties or assets. Neither the execution nor delivery of this Agreement by the Company, nor the consummation of the transaction contemplated hereby, will result in the imposition of any security interest upon the Shares.

2.9 Securities Compliance and Restricted Securities. All Shares sold pursuant to this Agreement are restricted in compliance with Rule 144 of the Securities Act.

2.10 Subsequent Closings/No Integration. The Company has not made any prior offering nor sold any securities in any prior offering that would be integrated pursuant to Rule 502(a) with the sale of the Shares and the transactions contemplated by this Agreement in which the Company has not taken reasonable steps to verify that the purchasers of such securities were accredited investors. Further, the Company covenants and agrees it shall take reasonable steps to verify that all investors are accredited investors in connection with (i) the offer, sale and issuance of the Shares pursuant to this Agreement in all Closings and (ii) pursuant to any other future securities offering that would be integrated with the transactions contemplated by this Agreement.

2.11 Certain Fees. Except for the placement agent(s) as set forth in Section 6.1, no brokers fees, finder’s fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement and the other Transaction Documents.

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company as follows:

Purchaser hereby represents and warrants to the Company as follows:

3.1 Organization. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporated or formed with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.

3.2 Authority. Each Purchaser has the requisite power and authority to enter into and perform this Agreement and each of the other Transaction Documents to which such Purchaser is a party and to purchase the Shares being sold to it hereunder. The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which such Purchaser is a party by such Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, partnership or limited liability company action, and no further consent or authorization of such Purchaser or its Board of Directors, stockholders, partners, members, or managers, as the case may be, is required. This Agreement and each of the other Transaction Documents to which such Purchaser is a party has been duly authorized, executed and delivered by such Purchaser and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with the terms hereof.

3.3 Purchase Entirely for Own Account. This Agreement is made with Purchaser in reliance upon Purchaser’s representation to the Company, which by Purchaser’s execution of this Agreement, Purchaser hereby confirms that the Shares to be acquired by Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

3.4 Purchaser Status. At the time Purchaser was offered the Shares, it was, and as of the date hereof it will be a “non U.S. Person” as defined under Regulation S of the Securities Act. The Purchaser has truthfully and accurately completed the Subscription Booklet, which is hereby incorporated by reference, and will submit to the Company such further assurances of such status as may be reasonably requested by the Company.

3.5 Experience of Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.

3.6 Ability to Bear Risk. Purchaser understands and agrees that purchase of the Shares is a high-risk investment and Purchaser is able to afford and bear an investment in a speculative venture having the risks and objectives of the Company, including a risk of total loss of such investment. Purchaser must bear the substantial economic risks of the investment in the Shares indefinitely because none of the Shares may be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration(s) are available. Purchaser has read and understands the Risk Factors set forth in Exhibit D to the Subscription Booklet.

3.7 Disclosure of Information. Purchaser has been given access to full and complete information regarding the Company and has utilized such access to Purchaser’s satisfaction for the purpose of obtaining such information regarding the Company as Purchaser has reasonably requested. In particular, Purchaser has been given a reasonable opportunity to review such documents as Purchaser has requested and to ask questions of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Shares and the business and affairs of the Company and to obtain any additional information concerning the Company’s business to the extent reasonably available so as to understand more fully the nature of this investment and to verify the accuracy of the information supplied. The Purchaser is satisfied that it has received adequate information with respect to all matters which he/she/it consider material to its decision to make this investment.

3.8 No other documents. In evaluating the suitability of an investment in the Company, the Purchaser has not relied upon any representation or other information (oral or written) other than as stated in the Transaction Documents or as contained in documents so furnished to the Purchaser by the Company in writing.

3.9 Restricted Securities. Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed herein. Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Except as otherwise provided herein, Purchaser acknowledges that the Company has no obligation to register or qualify the Shares. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company that are outside of Purchaser’s control, and which the Company is under no obligation to fulfill and may not be able to satisfy. Purchaser understands and acknowledges that (a) the Shares are being acquired pursuant to Regulation S under the Securities Act, (b) until the expiration of such “distribution compliance period” as described in Rule 902 promulgated under the Securities Act (” Rule 902”), any offer or sale of the Shares shall not be made by it to a U.S. person, as such term is defined in Rule 902 (“U.S. Person”) or to or for the account or benefit of a U.S. Person, and (c) until the expiration of such “distribution compliance period,” the Purchaser may not, directly or indirectly, refer, resell, pledge, hypothecate or otherwise transfer any Shares or any interest therein except to a person who certifies in writing to the Company that such transfer satisfies, as applicable, the requirements of the legends described in this Agreement and that the Shares will not be accepted for registration of any transfer prior to the end of the applicable “distribution compliance period” unless the transferee has first complied with the certification requirements described in this Agreement. Further, any such sale of the Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. The Purchaser will not resell or offer to resell the Shares in any jurisdiction unless the Purchaser obtains all required consents, if any.

3.10 No Public Market. Purchaser understands that no public market now exists for the Shares and that the Company has made no assurances that a public market will ever exist for the Shares.

3.11 Legends. Purchaser understands that the Shares may be notated with one or all of the following legends to prevent transfer consistent with applicable federal and state securities laws:

(a) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SHARES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SHARES UNDER THE SECURITIES ACT IS NOT REQUIRED. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the stock certificate, instrument, or book entry so legended.

3.12 Exculpation Among Purchasers. Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Purchaser agrees that Purchaser is not liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.13 Residence. Purchaser is presently a bona fide resident of the state or country represented on the signature page hereof and has no present intention of becoming a resident of any other state, country, or jurisdiction, and the address and Social Security Number/National Insurance Number (or other applicable number) or Employer Identification Number/Corporate Tax Reference Number (or other applicable number) set forth on the signature page hereof are Purchaser’s true and correct residential or business address and Social Security Number/National Insurance Number (or other applicable number) or Employer Identification Number/Corporate Tax Reference Number (or other applicable number).

3.14 Intentionally Omitted.

3.15 Confidential Information. Each Purchaser agrees that such Purchaser and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which such Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to such Purchaser pursuant to this Agreement, unless such information is (i) known to the public through no fault of such Purchaser or his or its employees or representatives; (ii) becomes part of the public domain other than by a breach of this Agreement; (iii) becomes known by the action of a third party not in breach of a duty of confidence; or (iv) is required to be disclosed to a third party pursuant to any applicable law, government resolution, or decision of any court or tribunal of competent jurisdiction; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of such Purchaser in connection with such Purchaser’s investment in the Company, (ii) to any prospective permitted transferee of the Shares, or (iii) to any general partner or affiliate of such Purchaser, so long as the prospective transferee agrees to be bound by the provisions of this Section 3.15.

3.16 General. Such Purchaser understands that the Shares are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Shares.

4.	CONDITIONS PRECEDENT TO CLOSING

4.1 Conditions to Obligations of Purchaser. Purchaser’s obligation to purchase the Shares pursuant to this Agreement is subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company under Section 2 of this Agreement shall be true, complete and correct on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and the Company shall have certified to such effect to Purchaser in writing.

(b) No Order Pending. There shall be no order, ruling, judgment or decree in effect, including of any regulatory agency, which would enjoin or prohibit the transactions contemplated hereby.

(c) Delivery of Shares. The Company will record the Shares in Purchaser’s name in digital book entry form. The Company will record changes of ownership, maintain Share holder records, cancel and issue Share certificates, distribute dividends and facilitate the prompt and accurate clearance and settlement of Share transactions.

(d) Agreements, Conditions and Covenants. The Company shall have performed or complied in all respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Closing Date.

(e) this Agreement and all Transaction Documents duly executed by the Company.

4.2 Conditions to Obligations of The Company. The Company’s obligation to sell and transfer the Shares pursuant to this Agreement is subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) This Agreement executed by the Purchaser.

(b) The Company shall have received the Purchaser’s Purchase Price.

(c) Representations and Warranties. The representations and warranties of Purchaser under Section 3 of this Agreement and in the Subscription Booklet, as well as the other information contained therein, shall be true, complete and correct on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date.

(d) No Order Pending. There shall be no order, ruling, judgment or decree in effect, including of any regulatory agency, which would enjoin or prohibit the transactions contemplated hereby.

(e) Agreements, Conditions and Covenants. Purchaser shall have performed or complied in all respects with all agreements, conditions and covenants required by this Agreement to be formed or complied with by it on or before the Closing Date, including but not limited to remittance of the Purchase Price to the Company.

(f) Subscription Booklet. The Purchaser shall have submitted a complete Subscription Booklet to the Company as per the instructions contained therein.

(g) Board Approval. The Company’s Board of Directors shall have approved each of the forms of Transaction Documents and the Offering contemplated hereby.

5.	COVENANTS

The Company covenants with each of the Purchasers as follows, which covenants are for the benefit of the Purchasers and their permitted assignees (as defined herein):

5.1 Securities Compliance. The Company shall take all necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchasers or subsequent holders.

5.2 Intentionally Omitted.

5.3 No Integrated Offerings. The Company shall not make any offers or sales of any security (other than the securities being offered or sold hereunder) under circumstances that would require registration of the securities being offered or sold hereunder under the Securities Act.

5.4 Intentionally Omitted.

5.5 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Shares pursuant to the Transaction Documents has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser and none of its agents or employees shall have any liability to any other Purchaser (or any other Person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Shares or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.6 Further Assurances. The Company shall execute any and all further documents, financing statements, agreements and instruments, and take all further action in order to effectuate the transactions contemplated by this Agreement.

5.7 Best Efforts. The Company shall exert its best efforts to satisfy the closing conditions set forth in Section 4.1 hereof or cause such closing conditions to be satisfied at or before the Closing.

6.	MISCELLANEOUS

6.1 Fees and Expenses. The Company may engage registered broker dealers as placement agents for the Company (the “Placement Agent”). The Company may agree to pay the Placement Agent a fee equal to up to 8% of the gross proceeds in connection with sales of the Shares. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

6.2 Representations and Warranties. The representations and warranties of the Company and Purchaser shall survive the Closing and delivery of the Shares.

6.3 Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge or termination is sought.

6.4 Assignability .. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either Company or Purchaser without the prior written consent of each other party.

6.5 Section and Other Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.6 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of New York, without regard to principles of conflicts of laws thereof. Each of the parties hereto expressly and irrevocably (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement will be instituted exclusively in either the State Courts in New York County, New York, or in the United States District Court for the Southern District of New York, (2) waive any objection they may have now or hereafter to the venue of any such suit, action or proceeding, and (3) consent to the in persona jurisdiction of either the State Court in New York County, New York, or in the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the parties hereto further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in either the State Court in New York County, New York, or in the United States District Court for the Southern District of New York agree that service of process upon it mailed by certified mail to its address will be deemed in every respect effective service of process upon it, in any such suit, action or proceeding.

6.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

6.8 Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or if delivered by facsimile or electronic transmission, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). Company may deliver all notices, financial statements, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the Offering, required or permitted to be provided to the Purchaser hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication:

(a) if to Purchaser:

The postal address or email address included on the Subscription Booklet.

(b) if to The Company:

GlobexUS Holdings, Corp.

C/O Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor
New York, NY 10022
Phone: [*]

Email: [*]

Attn: Brian Collins, CEO

with a copy to (which shall not constitute notice):

Hunter Taubman Fischer & Li, LLC

950 Third Avenue, 19th Floor
New York, NY 10022

Fax: [*]

Email: [*]

Attn: Louis Taubman

6.9 Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, permitted successors and assigns.

6.10 Entire Agreement. This Agreement (including the Exhibits hereto), the Subscription Booklet and the Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

6.12 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.13 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments thereto.

6.14 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

6.15 Intentionally Omitted.

6.16 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement and the other Transaction Documents shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof and thereof, nor shall any delay or omission of any party to exercise any right hereunder and thereunder in any manner impair the exercise of any such right accruing to it thereafter.

6.17 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Purchaser, as applicable, provided, however, that, subject to federal and state securities laws and as otherwise provided in the Transaction Documents, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part (i) to a third party acquiring its Shares in a private transaction or (ii) to an affiliate, in each case, without the prior written consent of the Company or the other Purchasers, after notice duly given by such Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of such Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchasers. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.18 Signature Page. It is hereby agreed that the execution by a Purchaser of the Signature Pages set forth in the Subscription Booklet will constitute agreement to be bound by the terms and conditions hereof and all of the other documents constituting the Transaction Documents without requiring the Purchaser’s separate signature on any of such Transaction Documents.